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EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

NAME	STATE OF ORGANIZATION
CCI-MAXIMUS, Inc.	Ohio corporation
CSI-MAXIMUS, Inc.	Pennsylvania corporation
DMG-MAXIMUS, Inc.	Illinois corporation
Strategic Partners International, LLC	Nevada limited liability company
UNSION MAXIMUS, Inc.	Illinois corporation
Valuation Resource Management, Inc.	Delaware corporation
GovPrograms.com, Inc.	Delaware corporation

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SUBSIDIARIES OF THE COMPANY